Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No. 1-7627

Investor Notice

Frontier and Holly will file a proxy statement/prospectus and other documents regarding the proposed merger referenced in this transcript with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Frontier and Holly and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Frontier’s and Holly’s respective Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Frontier Oil Corporation and Holly Corporation
Merger Conference Call
Moderator: James Gibbs
March 31, 2003 – 9 am EST

Doug Aron (Frontier Dir IR): Good morning. Thank you very much to all of you who are joining us this morning for what is a very exciting announcement. Before I get started with our safe harbor statement, I’d like to inform any of you who have access to a computer that in addition to this call, there is a PowerPoint slide presentation, which can be accessed at www.frontieroil.com by clicking on our investor relations link. It will take you to the presentation.

This conference call and presentation include forward-looking statements as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations, and objectives for future operations. All statements, other than statements of historical facts, included in this presentation and conference call that address activities, events, or developments that the companies expect, believe, or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, future financial performance, future equity issuance and other matters.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments, and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties many of which are beyond the control of the companies. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements.

It’s now my pleasure to turn the call over to Frontier’s President and CEO, Jim Gibbs.

Jim Gibbs (Frontier CEO): Thank you, Doug. Welcome to our conference call. In Houston with me is Lamar Norsworthy, Chairman and Chief Executive Officer of Holly. In Dallas, we have Matt Clifton, who is the President of Holly. Also in Houston we have Julie Edwards, who is the EVP/CFO of Frontier. Also on the call, up north, Reed Williams, EVP of Operations of Frontier.

For the benefit of our Frontier shareholders, we have told you over and over again that whenever we brought you a transaction, it would be one that you would proud of and would have immediate benefits, as well as future benefits. This satisfies those requirements. I think you’ll be more than happy with what we have to tell you today. For the Holly shareholders that may be listening, we think you have one fine company. We’re proud that you have chosen to go forward with us. We look forward to working for you just like we have for our Frontier shareholders in the past.

Frontier will be merging with Holly Corporation. Frontier will be the surviving company. Holly will be paid one share of Frontier stock and approximately $11.11. This transaction size is approximately $462 million. It’s accretive to Frontier on an earnings-per-share and cash-flow-per-share basis. We’re going to work through a little summary that will tell you what we’re looking at, why we did it, and what kind of benefits we expect in the future.

Primarily, this is a strategic merger. We consider it a very low-risk merger for a lot of different reasons. Primarily, these are known assets and known management. We don’t have to do anything as far as filling the spaces. This is a case where we have two very strong companies seeking to pool their assets and go together into the future. The benefits are going to be significant – down to the bottom line – right at the get-go. What are we going to achieve immediately is profitability.

I am going to summarize what I told our board at our last meeting on Friday. This is not a forecast, but comes from our merger and acquisition model. It comes from several months of discussion with Holly as well as our long-term plan. Since we’re talking about Frontier being the surviving corporation, we are trying to give you an impact on Frontier’s results and per share numbers going-forward so that you have an idea of whether you want to be a Frontier shareholder in the future. I think that you will want to be one.

As far as profitability, we are combining the first and second most profitable independent refiners on a return-on-investment basis. As a result of the combination, we’re going to increase EBITDA from about $100-$115 million per year, to in excess of $200 million. That is on average. We’re talking about mid-cycle five-year average crack spreads, five-year average light sweet spreads, and five-year average light/heavy crude spreads. EBITDA is going to double, an increase of $100-$115 million, to somewhere around $215 million per year. Earnings per share on average will increase about $0.50 per share, particularly on the close-in years. In the far-out years, forecasting gets a little bit more problematical; and, we have less confidence.

The numbers are still going to be very accretive, to the order of about 35% — $0.50 per share, 35% incremental earnings. Free-cash flow will go up about $40 to $60 million a year. That’s on average and net free cash flow. If we were going to look at Holly as an acquisition, which we’re not, it would exceed all of our acquisition hurdle rates substantially.

As for profitability, it reduces a lot of our earnings volatility. Holly’s earnings are relatively consistent, with a very small standard deviation. That will go far in reducing the volatility and the susceptibility to light/heavy and sweet/sour differentials.

As to financial strength, this creates an incredibly strong balance sheet, probably the first or second amongst our peers. We hope that it will improve our bond ratings by one or two. One nice thing about the merger of Holly into Frontier is they have very low clean fuels capital requirements. And, Holly generates a lot of cash. This will be a cash-producing machine.

Strategically, this is a Rocky Mountain consolidation. Frontier will go from two plants to five plants. They all serve separate niche markets and there is no overlap. To my knowledge, we do not compete in any way with Holly in their markets. If you look at a map you’ll see how the two markets dovetail. We will have the north, south, eastern and western slope of the Rockies in our company. We have complementary management strengths and philosophy. Frontier is strong where Holly may need a little help. Holly is strong where we may need a little help. The most important thing is both managements are cost, earnings, cash, return-on-investment, and shareholder-value focused. We don’t imagine that is going to change.

Another item this particular transaction will bring us is an increase in critical mass of two refineries to five, or 155,000 barrels-per-day to about 260,000 barrels-per-day. Stock liquidity is going to be improved dramatically. Holly has 15 million plus shares. We have 26 million shares. As a result of the transaction we’ll go to about 42 million shares. Our revenues will be somewhere close to $3 billion per year. And, it positions the company to go forward to take that next step. We plan on doing so.

Holly has a lot of high-value assets that they use in their operation. These are their pipeline assets and their terminals. We think that there is probably $150-$250 million worth of value that we can monetize. And, we expect to do so.

By way of summary, two very profitable independent refiners are going to merge into one much larger independent refiner with substantial critical mass and market position, particularly in the Rockies. As a result of the merger, depending on how you define the markets and the capacity, Frontier will have somewhere between 18 to 25% of the refining capacity in the Rocky Mountains, which is substantially in excess of the second leading competitor, ConocoPhillips. Management has a single purpose, is very consistent, all of the same mind, all the same focus, which is to make money for our shareholders.

I’d like to have Lamar Norsworthy say a few words about the transaction.

Lamar Norsworthy (Holly CEO): I think Jim covered it. This is something Jim and I have talked about for a long time. It makes a great deal of sense for both companies for all the reasons that Jim just articulated. We’re very enthusiastic about it.

Julie Edwards (Frontier EVP/CFO): Thank you all for listening. Regarding some of the governance issues you may be asking, the Board of the new Frontier Oil Corporation will be 50-50 comprised of directors from Frontier as well as Holly. Lamar Norsworthy will be the Chairman of the Board of the new company. Jim Gibbs will stay on as President and CEO. I will stay on as the EVP and Chief Financial Officer.

Some of you may be wondering what this does to Frontier’ headcount. We’ve talked a little bit about the small refinery exemption and not wanting to bust the 1,500 headcount threshold. This transaction will not do that. Post-deal, and prior to any operational asset changes that might happen, we’ll have roughly 1,425 employees.

Relative to our peer group, on a pre-merger basis, regarding the current market cap of our independent refining peer group, Frontier and Holly are both on the small side of the equation. Post-merger, assuming the Frontier share price in the $17 range didn’t change, it pushes us up to $710 million equity market cap. We believe that is a huge benefit for the shareholders. Not only does it allow us to become a more attractive investment to those of you who found our size too small, it also increases the number of shares, which we hope will increase liquidity.

As for the leverage ratios, Holly has an incredible balance sheet – essentially no debt. At times, they’ve had negative net debt due to strong cash position and very, very little borrowing. Frontier is right next to Holly, also one of the least levered companies in the sector.

On a combined, post-deal basis, we show just over 40% on a net-debt to capitalization basis, which still puts us down at the most advantageous side of that curve. This means that we’re able to do this transaction, improve the balance sheet, and allow ourselves the flexibility to pursue other opportunities as we move forward.

Finally, Frontier going forward will have five refineries with a combined capacity over 260,000 barrels-a-day and approximately 2,000 miles of pipeline. The small refinery exemption that delays and establishes the timing of clean fuels cap ex for both companies will stay in place predominantly because of the headcount. We will be the leading refiner in the Rockies with a presence in Montana, New Mexico, on the western side in the Salt Lake City market and on the eastern side in the Cheyenne market, as well as our strong presence in the mid con at the El Dorado refinery. We’re well positioned to capitalize given that our balance sheet is excellent; and, our plants are all in good shape.

Holly is just coming out of a major project and we just came out of turnaround at El Dorado yesterday. For the rest of 2003, our plants are in great shape and ready to run. We’ve got strong management teams and were able to take some great people from the Holly team, as well as some people that you’ve gotten to know at Frontier, to deepen the management depth at the company. Finally, we think the incremental size and financial capacity give us opportunities for further growth.

That being said, I’ll turn the call back to Jim and Lamar, who will entertain questions.

Q. Fred Leuffer (Bear Stearns): Congratulations, Jim, Julie, Lamar. First, where does the Woods Cross purchase stand? Has that closed yet?

Norsworthy: It has not closed. We have a signed purchase-and-sale agreement and are waiting for the final FTC approval.

Q. Leuffer: When do you anticipate that?

Matt Clifton (Holly President): We’re expecting to get approved and hopefully take over May 1.

Q. Leuffer: Could you update us with some balance sheet items at this point for Holly and Frontier in terms of cash and also inventories? Can you tell us how much EBITDA is generated by the pipelines in Holly?

Gibbs: I don't know if we have the inventories, but can help you on the debt and cash. What are those numbers, Julie?

Edwards: We want to alert everyone that we are in the process of preparing some pro formas. We will be filing an S4 in short order, hopefully in two to three weeks, which will contain accountant reviewed, pro formas, as opposed to this rudimentary work that we’ve done. Having said that, Frontier’s cash position is roughly $110 million. Today is the last day of the quarter, so our March 31 balance sheet could vary from this a little bit.

The amount of capital that we have drawn on our working capital line is roughly $33 million, which was the balance on Friday, due to the large turnaround at El Dorado that we have talked about in the past. Based on the information from last week, Holly had roughly $32.5 million in cash and they were into their bank line by about $10 million. Holly also has been undertaking a major project in their Navajo refinery, with the addition of a hydro-treater. Both of us have been in a heavy cap ex period.

As far as EBITDA, I’ll turn this one over to Matt as he is more qualified to speak about EBITDA from the Holly pipelines.

Clifton: If you look at the EBITDA associated with our pipeline movements just for third parties, we have approximately $15 million a year, which is without any inter-company charges for associated movements.

Q. Leuffer: You said that clean fuels capital expenditures for Holly were relatively light. Can you quantify that?

Gibbs: In our M&A model, we used a total from July 1 going forward of about $30 million. (CORRECTION: Estimated number is between $20-$25 million)

Edwards: The good news is most of the work that is necessary at the New Mexico facility is underway right now. Holly has been on a July 31 fiscal year. The numbers that you’ll read in their public data is a bit tough to calendarize, although going forward you will certainly see calendar-year numbers. Most of that expenditure has been undertaken between last July and is expected to be spent by June of this year, with final start-up time for the new units scheduled for December of 2003.

The Montana refinery is a specialty plant, with jet fuel predominantly manufactured. Clean fuels cap ex at that plant is minimal. Matt, can you speak a little bit about your anticipated expenditures at Woods Cross?

Clifton: Roughly, we're estimating about $20-$25 million for the low sulfur diesel expenditures between now and 2006.

Norsworthy: We've done most of the heavy lifting. That is why Gibbs waited till the last minute to propose the marriage.

Q. Arjun Murti (Goldman Sachs): Two questions. I want to confirm the earnings accretion and free cash flow numbers you cited. Were those based on the average last five-year margins?

Gibbs: Yes, that is our M&A model. Predicated on the long-term analysis that Holly and Frontier developed, it looks like the delta would be about $0.50 per share for the first three or four years. Outside that it gets a little problematic. It’s still somewhere around $0.50 per share, about 35% accretion. It increases free cash flow by $40-$60 million a year. We already had strong free cash flow.

Q. Murti: That's very nice. You also said that you were still in a position to go forward with other acquisitions or transactions if you were so inclined. And, this deal keeps your headcount under that magical 1,500 number. Should we assume that, in the desire to maintain the small company exemption, keeping the headcount below 1,500 is going to be critical?

Gibbs: Yes, absolutely you should assume that.

Edwards: There are some things we think we can do as we move forward. As we integrate the Frontier and Holly operations, there will most likely be some overlap, so we expect some moderate staff reductions out of the core operations. We have some opportunities around the retail operations on the Holly side, as well as the potential to move some assets out from under the corporate umbrella in the crude gathering operations. That will get the headcount number down to give us some room.

Q. John Meloy (Simmons): A question about the tier two cap ex. You mentioned $30 million. Is that excluding the Wood Cross refinery?

Gibbs: No. That includes the Woods Cross refinery. (CORRECTION: Does not include Woods Cross)

Q. Meloy: So there is $25 million for low sulfur diesel at Woods Cross. How much for the gasoline at Woods Cross? Five to ten, I guess?

Clifton: At Woods Cross, we won’t have to make any expenditure on the gasoline until out 2009 or 2010. We think it will probably just be in the $5-$10 million range.

Norsworthy: We’ve got two different $30 million numbers. We’ve got about $30 million to go at Artesia. And, we’re estimating the Woods Cross as being $25 million over a several-year period.

Q. Meloy: In aggregate, it's more like a $55 million number?

Gibbs: Probably closer to $60 million. As of July 30, most of that will already be spent in Artesia. After July, they’ll only need to spend another $30 million approximately. (CORRECTION: Total projected clean fuels spending including Woods Cross is approximately $48 million between now and 2011.)

Clifton: The one thing I would add is that in $30 million figure at Artesia, we’re doing about a 15,000 barrel-a-day expansion of the refining capacity. About $20 million of the $30 million is associated with the clean fuels, while $10 to $12 million is associated with the expansion.

Q. Meloy: Lastly, could you give an update on the status of Longhorn and how you look at that? Is this a threat to the Artesia refinery?

Gibbs: I think Matt can answer that or probably Lamar because they are partial owners of Longhorn now because of their $25 million transaction. (CORRECTION: Holly does not own any portion of the Longhorn Pipeline. See the correction below.)

Clifton: Our perspective is that most pipelines will happen when there is an economic need for them. Currently the market in our part of the world is being adequately supplied. There are a lot of pundits who say the West Coast situation, with the MTBE being taken off and the movement Carb Three, is going to shrink supply out there. Ultimately there will be a need for additional product. Currently the line from El Paso to Phoenix and Tucson, which is owned by Kinder Morgan, is running at full capacity. So, it’s difficult to get extra product out there.

Our basic perspective is that short-term we’re strong in the market and have a good position on pro-rated line capacity. We’ve moved a lot of our product up in the more niche part of northern New Mexico. Long-term we think that the pundits are right, that the West Coast will be short and that volume that traditionally has gone from the West Coast to Phoenix will be backed up into Los Angeles and therefore could serve to justify a new pipeline going into the area.

Q. Meloy: I would image your estimates are that the 25% interest that you have in Longhorn would more than make up for any potential loss you might have at any of your refineries?

Norsworthy: Let me correct that. As part of our settlement on our litigation, we loaned Longhorn $25 million. We at Holly are net short now, by 7,000 or 8,000 barrels-a-day. We’re buying that to supply the markets we’ve got. Part of our settlement was that if Longhorn opened up, we could use that to recover our $25 million through the use of that line space to bring in products that we are presently buying to supply our short position. Matt, do you want to clarify that?

Clifton: The $25 million that we paid, assuming Longhorn gets up and going, is a pre-payment for transportation rights. We’re net short right now and believe with growing our northern line, even post expansion, we’ll still be in the position to be able to recover, or at least get an economic benefit for, that $25 million, assuming it gets up and going.

Q. Howard Horowitz (Garmel Mgmt): I have two questions. The first is on the cash amount and how that will be calculated with respect to options. You have about 1.5 million outstanding and about 0.5 million currently exercisable. Can you tell us anything about how that will be calculated so that we can have some sense of how much the $11.11 may change between now and the close?

Secondly, on the potential anti-trust issue, I know that Giant had a proposed transaction before the FTC a few years back. Ultimately that transaction didn’t go through. The FTC objected. Can you tell us why you think this should be entirely different?

Gibbs: Let me answer your second question. As far as FTC is concerned, I think we should not have any issue whatsoever. We compete in none of Holly’s markets, period. The only thing we’ve ever done is had a small exchange for gasoline in Salt Lake City and that was about 750 barrels a month. Any activity we have there is second order of small or non-existent whatsoever. We have from time-to-time sold some asphalt there.

Q. Horowitz: What was the FTC's issue in Giant then?

Norsworthy: We have a pipeline that Matt talked about a minute ago that goes from Artesia up to the Four Corners area. Giant has marketing and refining operations in the Four Corners area. I believe the FTC did not like the fact the only two sources of supply for that area would be under one roof. They wanted us to do something with that pipeline. The problem was the concentration in the Four Corners.

Gibbs: Almost all our market is on the eastern slope of the Rockies. Almost all Holly’s market is on the western slope, primarily around El Paso, Albuquerque, Santa Fe, all the way up to Great Falls. We don’t go up north. They don’t go down south. It’s impossible for us to go west from our markets due to the Rockies. As far as how the cash considerations is divided among the shares, how fixed is that Julie?

Edwards: The way that works is the transaction agreement is a $172.5 million payment. Holly shares outstanding at 15.5 million are subject to a little bit of dilution from option exercises. A large number of Holly’s option holders are directors and officers of the corporation who have agreed that they will not exercise their options. That lowers the number that you have correctly quoted in terms of possibility for dilution. There are about 200,000 options of Holly that can potentially be exercised. The risk is that the 15.52 million outstanding shares be increased by 200,000, which makes it swing from $11.11 to something like $10.98. That is the range of possible per share payouts of the cash portion.

Q. Paul Cheng (Lehman Bros): Congratulations. Julie, when you are talking about the headcount on the pro forma, 1,425, I presume that is not taking into account any headcount reduction?

Edwards: That's correct.

Q. Cheng: What is the rough number you have in mind for the reduction that you may impose?

Edwards: We don’t have that number entirely pinned down yet because we’ve been working fast and furiously to get this agreement reached. We have some general ideas. We’re talking, in terms of the core operations, something like 20-25 individuals, unfortunately. As I mentioned earlier, in the crude gathering, depending on if we somehow spin that into a separate vehicle and get that headcount out from under the corporation umbrella, there is another 70-90 individuals that we could potentially move into another vehicle. That is the long way of saying maybe we can get that number down by 100 to give us some more room for a potential next step.

Q. Cheng: Does that number include Woods Cross?

Edwards: Yes is does.

Q. Cheng: How about in the retail? How many employees do you have in retail at Holly?

Gibbs: The idea is to put those under third-party contract. Isn’t that right, Matt?

Clifton: Yes. At the 25 retail stations in Salt Lake, roughly there are a couple hundred. They aren’t included in the 1,400 if I remember right, Julie.

Edwards: That's right. Paul, we're making the assumption that the Woods Cross associated retail will never be a direct part of the Frontier-Holly organization.

Q. Cheng: On the EBITDA Matt mentioned, is the pipeline contribution 15 million or $50 million EBITDA per year on average?

Gibbs: That is $15 million and that is third-party. If you include inter-company it is probably closer to $35 million.

Norsworthy: That is what other people pay Holly to use their pipelines. At that point, we’re not charging our own barrels anything. If we were to charge our own barrels the same that we’re charging third parties, that amount would jump to $30 or $35 million.

Q. Cheng: Julie, what is the excess bank line for the two corporations right now?

Edwards: Right now, under our bank line, we have $175 million capacity. We have about $33 million borrowed as of Friday. Of the $175 million, $125 million was the cash sub-limit. We have about $90 million of potential room under our bank facility. One of the things that I anticipate will happen is we’ll sit down with Holly’s bank group, as well as our bank group, and talk about the appropriate size for the facility going forward. I imagine we will expand our existing facility and potentially add a couple banks from the Holly side to that. We’ll probably end up with a facility that is maybe $75 million larger.

Q. Cheng: What is Holly's available bank line at this point?

Edwards: They have roughly an availability of $65 million today.

Q. Cheng: Julie, if we look at everything said and done and assume that the deal would be closed by early July, what will be the revised capital spending for Frontier for `03 and `04?

Gibbs: Are you talking about the addition of Holly? It doesn’t change materially. Matt, how much are you going to spend in calendar ‘03?

Clifton: In calendar ‘03 we added expenditures of about $50 million, including some expenditures at Woods Cross and including wrapping up that $35 million of clean fuels and expansion. After that, in ‘04 we’re showing Holly expenditures of under $20 million.

Gibbs: The second half of the year - July through December - how much will you be spending?

Norsworthy: I would guess $15 million. The big expenditure is the hydro-treater for the low-sulfur that gets spent by June.

Gibbs: Remember we did a cash flow analysis on the second part of the year. As I recall there was about $12-$15 million for Holly. Perhaps, it is smaller than that.

Edwards: Our number hasn't changed much.

Q. Cheng: For the combined company we should assume for calendar '03 capex would be about $59 million for Frontier after everything is said and done?

Edwards: Correct.

Q. Cheng: And about $52 million for next year?

Edwards: Yes. The Holly $17 million and our $35 million is where you get to $52 million.

Q. Greg Ramsby (Deprince, Race, & Zollo): Good morning and congratulations. I thought I heard you say earlier that all of the turnarounds at the five facilities, at least for the foreseeable future, are all done. Is that accurate?

Edwards: They are never all done. The big ones are done. We have a Coker turnaround in the late summer, which is typical at Cheyenne.

Reed Williams: That is an annual deal where we do some work.

Edwards: Right. We recently finished the big crude unit turnaround. We've done both cats in the past year. Where are we on the Frontier refineries in terms of next big turnaround?

Williams: We’re going through a slow period on turnarounds. We’ve got to work on distillate hydro-treater in Cheyenne this fall. With both the crude being turned around a year and a half ago at Cheyenne, as well as the cat turnaround last year in Cheyenne, and now we’ve just gone through the crude unit, the vacuum unit the gofiner, all the major units this year at El Dorado and last year was cat. We’ll be in a good period for both companies.

Q. Michael Hess (Hess Investments): Congratulations. I want to get some details on how the cash distribution will work and on the litigation trust.

Edwards: The cash distribution payable at closing will be $172.5 million divided by the number of Holly shares that are then outstanding, which we estimate to be roughly 15.5 million. On the other piece of the question, Holly has a jet fuel claim against the United States government. And, Holly is not the only one. It relates to the pricing in some government contracts for jet fuel for a period from 1984 to 1995. This claim has a value that we were unable to determine in the course of our discussion about a merger.

The agreement that we’ve made is that Holly shareholders, at the date of the transaction, will retain that claim with the exception that Frontier will continue to pursue the claim. We’ll ultimately be repaid two times the cost, i.e., legal and expert witnesses and things of that nature, and then keep 10% of whatever recovery might be awarded. The rest of the proceeds will then be returned back to the old Holly shareholders at the date of the transaction.

Q. Hess: What sort of range or what sort of maximum value might be for this lawsuit?

Norsworthy: At this point in time, there are a whole series of claims filed by Holly as well as a lot of other major oil companies. While everybody feels like the claim is valid, the methodology for calculating the damages is still subject to a lot of different thinking. I don’t have an estimate at the present time. The gross amount of the claim that we filed up to this point is about $300 million. Whether our methodology or some other methodology will ultimately be adopted, it’s too early to say.

Q. Eric Dybesland (Lehman Bros): Have you taken a stab at cost savings yet? Would you be able to quantify that?

Gibbs: We think, first cut, combining two corporations, eliminating some of our duplication we could probably save about $5 million a year in just consolidation savings. The possibilities for synergies are unlimited, we have just scratched the surface on those. We’re a little bit hesitant to give you a number because we may be grossly overstating or understating the actual amount of synergy benefit that we could receive. There is substantial reason that we can save money and make more money, through either consolidation or synergy.

Q. Dybesland: Also on the $172.5 million cash portion, how much of the cash currently on the balance sheet would you be willing to use? I'm trying to figure what kind of a cash buffer we're likely to be left with?

Gibbs: That hasn’t been determined yet. We could pay the $172.5 million with the existing cash on the companies’ balance sheets, plus some borrowings off the revolvers, plus securities we already have in the treasury.

Q. Jay Saunders (Deutsche Bank): Just a quick question about growth and the next step. What is planned in terms of expansion of capacity? What could you do going forward in light of small refiner status and any FTC concerns?

Gibbs: The bigger expansions have already been done at Navajo. There are a few opportunities here and there. Probably our largest expansion internally would be at El Dorado where we plan a 10,000 barrel-a-day expansion and our next crude turnaround. That would probably be in five years, somewhere around 2008. We have a coker expansion possibility at El Dorado. We have a coker expansion possibility in Cheyenne. Where you get the big growth are the incremental steps. A larger growth is from an acquisition. We’re still in that market. We still have a little bit of capability under our small refiner status and we hope we can use it going forward.

Q. Saunders: At what point do you get concerned with the FTC in terms of size in the Rockies?

Gibbs: I’m not quite sure. It’s more what markets you’re talking about. The Rockies is about a seven-state area. It’s fairly substantial. It’s a competition issue in the markets themselves – a Denver market, a Salt Lake City market, a Four Corners market. We probably would not want to expand in any markets that the new Frontier would be operating in.

Q. F.T. Tallapragada (Cathay Financial): Congratulations. Two questions. First I want to know if there are any walk-away or other termination provisions in the merger agreement and if there are any material adverse change causes or end-it clauses? Are there any true performance-related characteristics in it? The second question is, roughly speaking, is there any idea of a timeline as to how long the resolution of jet fuel claims issues may take?

Gibbs: Most of the walk-away provisions are standard. As far as jet fuel claims, we don’t have any idea how long that may take in litigation.

Q. Mark Ort (Glazer Capital Mgmt): I want to ask you to readdress how you are going to finance the transaction?

Gibbs: We haven’t determined definitively how we’re going to do it. If we didn’t do anything, we could finance it out of existing cash, securities, and un-borrowed revolvers. That is not say that we are going to. We could potentially do that right now. As far as how we’re actually going to do this, we haven’t determined yet.

Q. Ort: So it's not conditional on financing? You do have the ability to finance it from existing sources?

Gibbs: We have the internal capability to finance it out of our existing facilities and cash.

Q. Ort: Can you also talk about the process through which the two companies got together? Was Holly shopping themselves? Were there other potential buyers?

Gibbs: No, they weren’t. They were in the process of expanding. We’ve been talking about this for five years. I think the benefits of the combination were apparent to everybody. The companies dovetail perfectly – markets, management, strengths, where we want to go. Neither company was in a position to do it five years ago. We couldn’t do it two years ago. So, when Lamar got out of jail with this billion dollar lawsuit we figured this would be a pretty good time to go steady. (CLARIFICATION: The lawsuit Mr. Gibbs is referring to is the Longhorn suit against Holly Corp. that was settled in late 2002. Mr. Norsworthy was not literally in jail over this lawsuit.) We’ve been talking about it since November. Lamar was having a good time running around being free again and buying assets.

When everyone started looking at the possibilities and benefits – strengths; clean fuels; Rocky Mountain consolidation; complementary management strength; critical mass; high value and non-refining assets – all were overwhelming if we could put the companies together and go after the competition in a combined state rather than as individual companies. That is how it transpired. They were absolutely not shopping themselves, although if people had known that Lamar was interested, I am sure he probably would have gotten some additional inquiries. The benefits to our shareholders outweigh any individual considerations. That is why it works so well.

Q. Tom Kloza (Oil Price Information Svc): Congratulations for keeping this one under wraps for five years. I have a number of questions related to the headcount issue, particularly as it pertains to growth. It sounds as though you're talking about this almost as a salary cap issue for NFL teams. To the extent you can get under 1,500 with some comfortability, that is the extent that you can acquire assets that have that number of employees. Am I correctly interpreting that?

Gibbs: That's a great analogy.

Q. Kloza: Secondly, to that extent, obviously there is a lot of stuff that is on the market these days. Not necessarily all of it is in the Rocky Mountain area. Considering that you might be able to get that number down and get some cap room or whatever, would you look elsewhere outside of that seven-state market that you're in right now?

Gibbs: Absolutely. We’ve talked about this several times. Lamar feels similar to us. We like the markets that we’re in but are not wed only to those markets. As long as the market meets certain specific criteria, we’re interested. Those criteria are good crude supply, niche markets, good refining capacity, and sheltered from threat of better price from outside competition. If we can find those circumstances, yes we are interested in expanding. We are looking for those opportunities either within the Rocky Mountains PADD III or we’re interested in looking outside only to the extent they offer the same type of opportunity. We will have to stay under the 1,500 headcount in order to maintain our small refiner status.

Q. Kloza: There are no circumstances where you could see yourselves going above that 1,500?

Gibbs: Not in the short term.

Q. Kloza: Secondly you mentioned the possibility in the Rockies - it goes without saying that both companies have been mentioned as possible acquirers of some properties in the Denver area. Is that something going forward that is a possibility given getting comfortably below the cap number for headcounts and given some of the FTC issues on the Front Range?

Gibbs: Let's put it this way. Assuming your first assumption is correct, we would be under confidentiality agreements, which means we can't speak to the latter. I think we ought to keep it that way.

Q. Craig Naude (Shorewater Ltd): Good morning folks and my congratulations to you as well. Firstly, on due diligence, are there any outstanding due diligence issues? Have those all been put behind you? I'm thinking particularly of the EPA.

Gibbs: In general, they are all past us.

Q. Naude: OK, so that's all part of the window. There is nothing else to get in the way in terms of the merger agreement?

Gibbs: That's correct.

Q. Naude: Secondly, are you able to give us any idea about timing for your various submissions. I heard Julie talk about putting in an S4 in a couple weeks. How far do you think it's going to be before you get into the Hart Scott Rodino findings and that kind of thing?

Gibbs: We're going to try to get that filed within two weeks.

Q. Brett Patelsky (Tiedemann & Co): You said the litigation issue was from `84 to `95. There was a second one in the 10K from `95 onward that wasn't yet in litigation. Are both of those included in the litigation trust arrangement? Is the settlement of both those outstanding issues a part of it? Or is it only the federal claims lawsuit that is currently filed?

Norsworthy: I believe it is all the jet fuel claims.

Q. Patelsky: What other regulatory approvals are required besides Hart Scott Rodino?

Edwards: Besides the FTC, our proxy will be under review by the SEC. We don’t know how long that might take. Otherwise it’s the Hart Scott Rodino filing.

Q. Luca Ippolito (Chesapeake Partners): A quick follow-up on the share count that may be added. You mentioned potentially a maximum of 200,000, which I think you said would be $0.13 to the value in terms of dilution. Was that before or after the directors who have chosen not to exercise?

Gibbs: Directors can’t exercise with exception of one. Most of the stock options outstanding are going to be continued into a new Frontier program. We anticipate that the actual dilution is going to be quite small.

Q. Ippolito: It might even be significantly less than that maximum?

Gibbs: It could be.

Edwards: Yes, that's correct. The numbers I cited are what we believe for the endpoints of the range. The reality will probably be somewhere in between.

Q. Horowitz: Any outs in the deal? Did I understand you to say that there are no performance targets or price-outs of any kind?

Gibbs: No performance targets or price-outs.

Q. Horowitz: Lastly, on the litigation, when you referred to taking out two times the litigation costs, are the litigation attorneys on any kind of contingency fee arrangement?

Edwards: No, they are not. They are on a straight hourly fee basis. They are also working for some of the other claimants in similar claims. We figure it’s an efficient use of legal time.

Q. Horowitz: Any ball-park estimates on what the costs are at present or where they might come out?

Edwards: I know for our modeling purposes we were in the $2-$3 million range going forward. That is totally an estimate. Lamar maybe you can say what has been incurred to date?

Norsworthy: I don't have those numbers here. The $2-$3 million going forward is what we've been given at this point in time.

Q. Horowitz: Is it fair to say what's been incurred to date is no more than that?

Norsworthy: Whatever it is, I’m sure we’ve expensed it, but I don’t know what the number is.

Clifton: Lamar, I think it would be much less than that.

Edwards: To date, it's probably been less than $100,000. This suit is a relatively recent event.

Q. Paul Cheng (Lehman Bros): For Holly, what is the net debt number? And, what is working capital?

Edwards: I know that at January 31, Holly’s debt balance was $26 million and their cash position was $17 million. They had $9 million of net debt. I’m not sure what it is today, Paul. We’ll get some pro formas put together. There should be some change on the way that their cash position has grown.

Q. Cheng: Would that be substantial?

Edwards: I think the $17 million is now closer to $32.5 million. On a relative basis, it’s substantial.

Gibbs: Lamar is getting nervous around January 1. He had to report some net debt rather than net negative debt.

Q. Cheng: And the working capital?

Edwards: We’ll have to get back to you. My recollection it was somewhere around $41million.

Q. Cheng: Positive or negative?

Edwards: Positive. It was definitely positive.

Q. Craig Naude (Shorewater Ltd): Just to tie up with the shareholders, I heard you say that you only needed SEC clearance of the proxy. Presumably you need approvals from both sets of shareholders?

Gibbs: Absolutely.

Q. Naude: Are there any particular provisions on those approvals? Is it simple majority?

Gibbs: Simple majority. On ours it's simple majority.

Q. Naude: On total shares outstanding?

Gibbs: Yes.

Edwards: The plan is to file the S4. Once that has cleared, we’re mailing to the shareholders. It will be a joint proxy mailed to both sets of shareholders. After the requisite amount of time, we’ll have shareholder votes, which we hope can happen in the June/July timeframe depending on the SEC.

Q. Naude: Right. To confirm, you said it will be simple majority on both, but it's majority of shares outstanding for both?

Edwards: That's correct. It's the majority of the outstanding.

Q. John Gibbons (Odin Partners): Congratulations. I want to ask a non-arbitrage question. What will be the forward dividend policy of the combined company?

Gibbs: It hasn't been determined yet. I would suspect it would be something similar to the old Frontier dividend policy.

Q. Gibbons: Which was quite different than the Holly dividend policy?

Gibbs: Yes, sir.

Since there are no further questions, I would like to conclude. I don’t know of any merger where the partners, the parties, fit together any better than this particular merger. We’re very enthusiastic about it. It has incredible benefits to the shareholders going forward — both the Frontier shareholders and the Holly shareholders. We are enthusiastic about getting the company together and operating under the combined resources. Thank you very much.

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